Exhibit 99.324

Nextech AR Solutions Announces Limited Early Access to HoloX – Telepresence Creator Platform

HoloX advances self-serve augmented reality human holograms

VANCOUVER, B.C., Canada – June 16, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services, is pleased to announce an exclusive, early access program for users to create, view and share their human holograms. Program participation will support the development lifecycle of HoloX, leading to its full release expected in the third quarter of 2021. In addition to the smart packaging use case noted below, AR human holograms have uses within dating applications, speaker keynotes, remote support, virtual brand ambassadors for new product launches and episodic content for marketing.

For HoloX early access program – limited to 100 seats – and DEMO VIDEO, CLICK HERE.

“Our goal to allow anyone to create and share their own augmented reality human hologram – using just a smart phone – is the key step towards mass adoption,” commented Evan Gappelberg, Founder and CEO of Nextech AR Solutions. “With the ongoing advancements made to our applications, we continue to tie together our AR offerings into one platform that offers an array of AR solutions. The ability to create the feeling of presence – or being in the same room in real time – with a live-streaming human hologram is one of the core technologies that will lead the transformation towards spatial computing.”

“At Nextech AR, we are bridging physical and digital worlds,” commented Paul Duffy, President and Chairman of Nextech, creator of the HumaGram™ and holder of multiple patents for Augmented Reality and Holographic Telepresence. “AR is the new mass medium used for the benefit of humanity and I’m pleased to see it become a reality. We firmly believe that utilizing live streaming human holograms will result in an explosion of new use cases and is destined to play a significant role in global entertainment, commerce and learning.”

About HoloX

Powered by artificial intelligence and augmented reality, HoloX builds on the Company’s AiRShow app (Google Play; Apple App Store) used in the music and entertainment industries where artists and public speakers utilize holograms to meet individual audience members where they are – often in their own homes. In addition, this technology has been applied successfully to smart packaging where AR human holograms are used to engage, enable and retain customers while increasing product sales and brand awareness. Nextech sees additional use cases with holographic dating applications, speaker keynotes, remote support, virtual brand ambassadors for new product launches and episodic content for marketing.

Smart Packaging Use Case

TruLyfe has utilized Genie in a Bottle technology – the Company’s Smart Packaging solution powered by augmented reality holograms – to bring virtual experts to life. Genie in a Bottle is an interactive and entertaining way to share product education, customer support and personalized service to help increase sales, retention, loyalty, and stand out from competitors. Over a five-day period, product sales (TruLyfe’s Tru-Turmeric and Tru-Melatonin) increased between 46% to 50% when the Genie in a Bottle campaign was used compared to a five-day period when Genie in a Bottle was not used*.

*five-day comparative periods were during the week of May 11 and May 17, 2021, on Instagram, and April 19 and May 17, 2021, on Facebook for Tru-Turmeric and Tru-Melatonin, respectively.

Human holograms are a force that is driving the digital economy. According to Gartner**, by 2035, the digital human economy will become a $125-billion market. Digital human technologies are growing exponentially across many of today’s industries and use cases, with an eye toward more use cases tomorrow.

**“Maverick Research: Digital Humans Will Drive Digital Transformation”; Gartner Inc., March 31, 2021

For further information, please contact:

Paul Moon, Vice President, Investor Relations

investor.relations@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are currently derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.